CUSIP No. 204157101	Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

COMMUNITY WEST BANCSHARES
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

204157101
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

April 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 204157101	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 632,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 632,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 204157101	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 632,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 632,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 632,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 632,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Martin P. Alwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 6 of 11 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, no par value (“Common Stock”), of Community West Bancshares (the “Company”).  The address of the principal executive offices of the Company is 445 Pine Avenue, Goleta, California 93117.

Item 2.	Identity and Background

(a)
This amended Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; (3) John W. Palmer, a managing member of PL Capital Advisors (PL Capital Advisors, Mr. Lashley, and Mr. Palmer, collectively, the “PL Reporting Persons”); and (4) Martin P. Alwin, as these parties are deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of them coordinating their activities with regard to the Company.  The joint filing agreement of the PL Reporting Persons and Mr. Alwin was attached as Exhibit 1 to Amendment No. 2 to the initial Schedule 13D (“Initial 13D”).

(b)	The principal business address of the PL Reporting Persons and Mr. Alwin is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days. The principal business of Mr. Alwin is serving as a Senior Analyst for PL Capital Advisors.

(d)-(e)
During the last five years, none of the PL Reporting Persons nor Mr. Alwin (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

CUSIP No. 204157101	Page 7 of 11 Pages

(f)	Richard Lashley, John Palmer and Martin P. Alwin are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Reporting Persons have voting and dispositive power over 632,075 shares of Common Stock of the Company acquired at an aggregate cost of $6,418,305.  The Clients hold 632,075 shares of Common Stock. Mr. Lashley, Mr. Palmer and PL Capital Advisors do not own any Common Stock directly but are deemed to beneficially own Common Stock held by the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
Mr. Alwin has voting and dispositive power over 2,000 shares of Common Stock of the Company acquired at an aggregate cost of $27,301.
From time to time, the PL Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients have margin or other loans outstanding secured by Common Stock.  As of the date of this filing, Mr. Alwin has no margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction

This is the PL Reporting Persons’ third amendment to their Initial 13D.  Mr. Alwin is part of  the filing, as the PL Reporting Persons and Mr. Alwin are deemed to constitute a “group” for purposes of the Exchange Act by virtue of them coordinating their activities with regard to the Company.

The PL Reporting Persons own 7.3% of the Company in the aggregate and Mr. Alwin owns less than 0.1%, based upon the Company’s aggregate outstanding shares as of March 8, 2022.  The PL Reporting Persons and Mr. Alwin acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.
The PL Reporting Persons and Mr. Alwin also intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As they deem necessary, the PL Reporting Persons and Mr. Alwin will assert their stockholder rights.

On April 12, 2022, the Company filed a proxy statement with the SEC.  The proxy statement includes a proposal to elect Martin P. Alwin, Senior Analyst at PL Capital, to the Board of Directors of the Company at the 2022 Annual Meeting.  The 2022 Annual Meeting is currently scheduled to be held on May 26, 2022.

CUSIP No. 204157101	Page 8 of 11 Pages

On October 5, 2021 a letter from John Palmer was sent to Marty Plourd, President, CEO and Director of Community West Bancshares regarding proposed changes to the Company’s corporate governance.  A copy was attached as Exhibit 2 to the first amendment to the Initial 13D.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act, and the regulations thereunder, the PL Reporting Persons and Mr. Alwin have such a purpose.  Unless otherwise noted in this amended Schedule 13D, no PL Reporting Person nor Mr. Alwin has any current plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D.  The PL Reporting Persons and Mr. Alwin may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto, including potentially, the acquisition of additional shares of Common Stock, seeking corporate governance changes or seeking representation on the board of directors of the Company.  The PL Reporting Persons and Mr. Alwin currently do not intend to purchase more than 9.999% of the Company’s outstanding Common Stock, but may reconsider this position, subject to applicable restrictions, and increase their aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  The PL Reporting Persons and Mr. Alwin may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients and themselves, as applicable.
Item 5. Interest in Securities of the Company
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,671,309, reported as the number of outstanding shares as of March 8, 2022, in the Company’s Annual Report on Form 10-K filed on March 29, 2022.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted in the second amendment to the Initial 13D, as supplemented below.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors Transactions Common Stock

(a)-(b) See cover page.

(c)
On behalf of the Clients, PL Capital Advisors has made one purchase (and no sales) of Common Stock since March 21, 2022, the date of the latest transaction reported in Amendment No. 2 to the Initial 13D, as filed with the SEC on March 23, 2022:

CUSIP No. 204157101	Page 9 of 11 Pages

Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
3/22/2022	3,408	14.74	Open Market Transaction

Martin P. Alwin Transactions Common Stock

(a)-(b) See cover page.

(c)
Martin P. Alwin has made no purchases and no sales of Common Stock since March 4, 2022, the date of the latest transaction reported in Amendment No. 2 to the Initial 13D, as filed with the SEC on March 23, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Mr. Alwin is a Senior Analyst with PL Capital Advisors.  Mr. Alwin has no contractual or economic arrangements or understandings with PL Capital Advisors, Mr. Palmer or Mr. Lashley with respect to the shares of Common Stock he owns. He has consented to serve as a nominee of the Company for election to the board of directors of the Company at the 2022 Annual Meeting. Mr. Alwin does not have any arrangement or understandings with any person other than the Company with regard to his nomination as a director. Mr. Alwin is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to any person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

CUSIP No. 204157101	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*
2	Letter from John Palmer to Marty Plourd, President of Community West Bancshares dated October 5, 2021*
* Previously filed.

CUSIP No. 204157101	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2022

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Martin P. Alwin Martin P. Alwin